UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES VISIT OF THE PRESIDENT OF SAKHA (YAKUTIA) REPUBLIC AND
AMURSKAYA OBLAST GOVERNOR TO ELGA COAL DEPOSIT AND ULAK-ELGA RAILROAD
CONSTRUCTION SITE

Neryungri, Russia – March 9, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces visit of the President of Sakha
(Yakutia) Republic Vyacheslav Styrov and Amurskaya Oblast Governor Oleg
Kozhemyako to Elga coal deposit And Ulak-Elga railroad construction site.
On March, 5, 2010 a working visit was made to Elga coal deposit and Ulak-Elga railroad construction site by Vyacheslav Styrov, the President of Sakha
(Yakutia) Republic, Oleg Kozhemyako, Amurskaya Oblast Governor, Gennady Alexeev,
the First Deputy Chairman of the Sakha (Yakutia) Republic Government and
Vladimir Kozhevnikov, Head of Neryungrinsky Region. From the side of Mechel the trip was participated by Igor Zyuzin, Mechel’s Chief Executive Officer, Mukhamed
Tsikanov, Senior Vice President on Economics and Management, Petr Syrkin,
Vice-President for Capital Construction, and Igor Khafizov, Yakutugol OAO’s
Managing Director. The delegation visited various objects of the railroad’s construction and the deposit itself.
This was the first joint visit of the President of Sakha (Yakutia) Republic,
Amurskaya Oblast Governor and Mechel’s management to Elga coal deposit directly.
Inspection of the Elga coal deposit development complex started from the visit to the construction’s headquaters which is located on the base of “4th km of the
Ulak-Elga railway spur track”. The base belongs to Mechel OAO’s subsidiary
Metallurgshachtspectzstroy ZAO which is the project’s general contractor. At this base units of heavy machinery are formed into convoys and then are sent to the site of the open pit mine construction.
At the “4th km of the Ulak-Elga railway spur track” base a  meeting was held.
During the meeting Petr Syrkin told about progress in works on the Ulak-Elga railroad construction and plans to develop Elga coal deposit. Vyacheslav Styrov, the President of Sakha (Yakutia) Republic pointed to the importance of the project, especially for Sakha (Yakutia) Republic itself.  He noted hard geological environment of the railroad, which goes through mountain chains and crossings and canyons. Vyacheslav Styrov proposed cooperation in construction of some of strategically important objects of infrastructure in line with regional development projects.  Oleg Kozhemyako, Amurskaya Oblast Governor, in his turn proposed to use human resources from settlements nearby. In this regard it is important to make a joint program for staff training in order to meet the project’s demand, he said.
The ending point of the visit was the 315th km of the railroad, where Vyacheslav
Styrov, Oleg Kozhemyako and Igor Zyuzin installed a memorial sign, thus fixing the beginning of Elga coal deposit development. The President of Sakha (Yakutia)
Republic noted the great historical importance of the moment when development of the largest coal deposit on the Far East started. Its development would significantly contribute to social sphere and economy of the region and industry in whole, he said.
***

Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
Ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 9, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO